June 16, 2014

Re:	Markit Ltd.
Registration Statement on Form F-1
Registration No. 333-195687

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on June 18, 2014, or as soon thereafter as is practicable. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2	June 16, 2014

Sincerely,

Markit Ltd.

By:	/s/ Lance Uggla
Name:	Lance Uggla
Title:	Chief Executive Officer

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